EXHIBIT 99.1

For Immediate Release	Date: June 4, 2019
19-20-TR

Teck Named to 2019 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been recognized as one of the top companies in Canada for corporate citizenship, placing fourth on the Best 50 Corporate Citizens in Canada ranking by Corporate Knights. This marks the 13th consecutive year Teck has been named to the Best 50.

“Our employees and our company are dedicated to giving back to the communities where we operate, and ensuring that sustainability is at the heart of everything we do,” said Don Lindsay, President and CEO. “Teck is committed to being a positive corporate citizen, while also producing the materials needed to improve people’s quality of life around the world.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 21 environmental, social and governance indicators including carbon productivity, board diversity, health and safety performance and water use, relative to their industry peers. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit www.corporateknights.com/reports/best-50/.

Teck’s approach to responsible resource development is guided by a sustainability strategy, which sets out a vision as well as short- and long-term goals in six areas of focus: Our People, Community, Water, Energy and Climate Change, Air, and Biodiversity. Teck reports annually on its sustainability performance through the company’s Sustainability Report, available at www.teck.com/responsibility.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com